UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 27, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation materials related to the First Quarter 2021 Results of UBS Group AG and UBS AG, and the related speaker notes, which appear immediately following this page.

First quarter 2021  results

27 April 2021

Speeches by  Ralph Hamers, Group  Chief  Executive  Officer,  and Kirt  Gardner, Group  Chief  Financial  Officer

Including analyst Q&A session

Transcript.

Numbers for slides refer  to  the  first quarter 2021 results presentation.  Materials and a webcast replay are available at www.ubs.com/investors

Ralph Hamers

Slide 3 – Key messages

Thank you, Martin.  Good morning, everyone.  Welcome to the first quarter results.

I hope you and your families remain safe and healthy.

When we had our last update call three months ago, we said that our first priority coming into 2021 will be to build on our momentum by remaining laser-focused on our clients.  And, as you can see by our results in the first quarter, we did just that.

Client activity was high across the businesses.  They continue to draw the clients, really continue to draw on us for trusted advice and relevant solutions.  This resulted in record invested assets in Wealth and Asset Management, record loan balances and transaction-based revenues in Wealth Management.

But before I go into the results for the quarter, I'd like to first to cover an idiosyncratic situation that took place in the second half of March.  The default of a prime brokerage client led us to incurring a 774 million dollar trading loss.  And the net profit impact for the quarter was 434 million dollars.  We subsequently risk-managed the tail of the exposure and closed all remaining positions in April, which has led to a 87 million trading loss in the second quarter.  We're clearly disappointed by this, and we're taking very -- this very seriously.

One of the reasons that UBS has a balance sheet for all seasons is to handle unforeseen events.  Although this is not the kind of event we ever want to have.

This buffer serves us, our clients, also, because we were able to continue with our plan and with our program and our growth and providing credit and execution well through the pandemic, but also through this event.  And in the first quarter of this year, despite this loss, we further increased our CET1 capital ratio to 14%, and that's a true testimony to the strength of our franchise and the results in the first quarter.

The earnings power and the regional and business diversification further adds to that resilience.  In the first quarter, we made a return on CET1 capital of 18%.  And in the Investment Bank -- also the Investment Bank produced a double-digit return on attributed equity even after this loss.

Speaking for the management team and myself, while we can't say there will ever [edit: never] be an unexpected loss as risk is part of our business, we can assure you that will be transparent about mistakes.  We'll fix them.  We'll learn from them.

The organization came together quickly to risk manage this challenging situation in a very constructive way.  But equally, there are lessons to learn from this.  We're reviewing our prime brokerage relationships, have already improved some of our risk controls.  At the same time, prime brokerage remains strategically important for UBS, for our clients and this also for the Investment Bank.

We're also open to dialogue with regulators on potential changes that could improve the market transparency around some of these businesses.  So lessons being drawn, lessons learned being implemented as we speak.  Now with that, let's continue our review of what we do best, which is serving our clients around the world.  I'm now turning to the next slide.

Slide 4 – Delivering for our clients and driving growth…

The backdrop of this first quarter was one of great investor optimism, improved economic indicators, the constructive market sentiment.  With long-term dollar interest rates off their historical lows, momentum shifted from growth to value stocks and fixed income assets came under pressure, as you've all seen.

We advised our clients how best to position their portfolio for that environment through investment solutions, financing, underwriting, execution with strong results, which you can all see on this slide right here.

We saw strong net asset flows across our businesses.  In the institutional segment, low or negative rates continue to drive demand for alternative and emerging markets.  We also continue to capitalize on our position as a leader across the global frontier of sustainable investing.  Wealth Management clients remain active with record transaction revenues, fee-generating assets and loan balances in the quarter, as you can see here as well.

On the Swiss side, the Swiss economy is holding up quite well in the face of the continued COVID measures, with robust loan and deposit growth in our Swiss business.  The persistent negative rate environment means personal clients are increasingly using our investment platform to invest excess deposits for a return.  And meanwhile, corporates, institutions are taking advantage of the positive funding environment, and we're helping them to do so.  Equity capital markets had one of its best quarters on record.

Slide 5 – …while building on our strengths to help our clients achieve their objectives

Turning to the next slide.  Here, you can see that investments are truly at the core of our DNA.  Our investment ecosystem is a cornerstone of our strategy, and I will explain you more when I give you our strategy update.

You see the invested assets growing year-on-year by 33% here.  The separately managed accounts initiative that we launched between Wealth and Asset Management last year continued also this quarter to attract assets.  I think it is a textbook example of what we can achieve for our clients and shareholders when we work together to deliver the best of UBS to our clients.  It's a great springboard to build out our customized offerings as well.

Demand for sustainable products continues to be high.  That trend continues.  Our flagship –SI mandate attracting another $5 billion of inflows in the quarter.  Some of this is driven by My Way.  That's our easy to use modular and personalized discretionary mandate offering.  This quarter, we successfully launched this product outside of Switzerland as well, and we aim to scale it quickly.

In Asset Management, sustainable strategies were once again a driving force behind a very strong net new money quarter, attracting $8 billion of net inflows just in that category.

Slide 6 – 1Q21 results overview

Now this continued momentum with clients, combined with a positive market backdrop as I said, resulted in the financial results as you can see on Slide 6.  Operating income growth of 10%, broad-based across regions, across divisions.  And that drove 18% return on CET1 capital.

We strengthened our balance sheet, increased our capital ratios and repurchased 1.1 billion dollars of shares.  And these results, again, demonstrate the strength of our franchise as we're refreshing our strategy to unlock UBS's full potential.

But before I go to my strategy, let me over to Kirt, who will give you some more details on our performance in this quarter.  Kirt, over to you.

Kirt Gardner

Slide 7 – 1Q21 net profit USD 1.8bn; 18.2% RoCET1

Thank you, Ralph.  Good morning everyone.

Net profit for the quarter was 1.8 billion, translating into an 18.2% return on CET1 capital and 14% return on tangible equity.

PBT of 2.3 billion was up 14% driven by 2 percentage points of operating leverage.  Our cost-to-income ratio was 74%.

Updated macroeconomic factors would have informed an incremental 92 million stage 1 and 2 release in credit loss expenses, or an aggregate 208 million over the last three quarters.  We deemed any release premature and applied a management overlay.

Both revenues and costs saw FX-related increases of around 150 to 200 million compared with a year ago, although on a net basis, the positive effect was small at below 30 million for PBT.

Slide 8 – Executing our cost strategy

Turning to expenses.  As we’ve said many times before, under operating income growth scenarios, we aim to manage to flat costs excluding variable compensation and larger one-time items, in order to drive positive operating leverage.  Year-over-year, first quarter operating expenses excluding variable compensation and FX were flat.

Looking out over 2021, we expect to see our full-year costs – excluding variable and FA compensation, restructuring and litigation – up around 1%, adjusted for currency movements, and excluding any potential investments related to our strategy refresh.  We entered 2021 with a higher run-rate cost base than we had originally planned, due to the pandemic.  As economies continue to open, we expect to book restructuring expenses of around 300 million in the second quarter of 2021.

I would also like to flag that for this year, we would expect our retained loss in Group Functions to reduce to around 150 million per quarter, and absent any accounting and one-time items, will further decline in future years.

Slide 9 – Global Wealth Management

Moving to our businesses.  GWM recorded pre-tax profit growth in every region, with APAC and the Americas reaching new highs and both nearing half a billion PBT.  The diligent execution on the plans Tom and Iqbal set out early last year are an important driver of these results.

PBT increased 16% to 1.4 billion, driven by transaction activity and loan growth, and as fee-generating assets, a new metric I’ll explain in a moment, grew with market performance and on strong net new volumes.

Revenues grew 7% year-on-year.  Expenses were up 3%, mainly related to top-line growth, and GWM’s cost-to-income ratio decreased by 1.4 percentage points.

We had another quarter of high net new loan volume at over 10 billion mainly in Lombard loans, with most of the growth in the Americas and APAC, reflecting continued client demand.  We have achieved substantial loan growth over the last year while maintaining the quality of our portfolio.

Slide 10 – Global Wealth Management

As just mentioned, we have introduced net new fee-generating assets, a new performance measure for GWM this quarter.  We see this as a better indicator of future profitability than net new money, as it captures changes in assets with more of a direct impact on GWM’s recurring revenues, as well as contributing to transaction revenues.  We are no longer reporting net new money for Global Wealth Management on a quarterly review, but you will still be able to find the full-year flows in our annual report.

Compared with net new money, net new fee-generating assets exclude flows related to assets that, from trading or new issuance, predominantly generate transaction-based revenues in the form of commissions and transaction spreads.  Also, unlike net new money, net new fee-generating assets exclude deposit flows that generate net interest income.

This new KPI captures net flows related to mandates, investment funds, hedge funds and private markets investments, and includes dividend and interest payments into mandates.  The underlying assets and products generate 90% of Global Wealth Management’s recurring fees and 30% of its transaction-based income.

Slide 11 – Global Wealth Management

Moving to income.  Net interest income was down slightly, in line with the guidance of around 1 billion we gave back in January, as the impact of lower USD rates continued to taper and we benefited from ongoing loan growth.  Sequentially, it would have been roughly flat excluding the lower day count effect.

For the second quarter, we anticipate a slight increase in net interest income sequentially, with positive lending net interest income combined with the absence of further interest rate headwinds quarter on quarter.

Recurring fees grew 8%, driven by higher average fee-generating assets.  Sequentially, recurring fees were up 7%, supported by 36 billion in net new fee-generating assets.

Transaction-based income rose 6% even against the strong first quarter 2020.  The Americas delivered higher transaction revenues and APAC reached a new record as clients engaged with our advisors on new and existing content, solutions and CIO offerings in markets that provided a constructive backdrop.

Our gross margin from fee-generating assets was 86 basis points, decreasing by 4 basis points compared with the first quarter of 2020, primarily driven by flows into mandates and funds with lower fees, including single share-class funds in the US without 12b-1 fees, and sustainable investment mandates with less exposure to hedge funds.  Sequentially, the fee-generating asset margin increased by 4 basis points, primarily reflecting higher transaction activity in mandates.

Slide 12 – Personal & Corporate Banking (CHF)

PBT for P&C increased by 11% to 358 million Swiss francs.

Operating income was up 9%, reflecting a credit loss release versus a credit loss expense a year ago, along with a revaluation in our investment in SIX Group.

NII came down on lower deposit revenues, mostly related to dollar interest rate headwinds on our corporate and institutional clients, but also reflecting continued drag from negative Swiss franc and euro rates.  Sequentially, we have now largely absorbed the impact of lower US dollar rates.

Transaction-based income was down, mainly on around 20 million lower income from credit card and foreign exchange transactions, as a result of reduced travel and leisure spend abroad by clients due to COVID.

Partly offsetting these two, recurring net fees reached a new high this quarter, primarily on higher custody, mandate and fund fees.

As part of our continued focus to digitize our Swiss universal bank, and recognizing accelerated preferences of our clients to access our services through digital channels, we announced that we would close 44 smaller branches in the first quarter, after having already closed around 30 branches last year.  Real estate costs were therefore elevated in Q1 due to accelerated depreciation.

This contributed to the 8% rise in operating expenses, as did our higher investments in technology.  We will ensure that our clients remain well served with continued enhancements and broader access to our leading digital channels, and other improvements to our remote services.

Slide 13 – Asset Management

Asset Management delivered its 8th consecutive quarter of year-on-year PBT growth.  First quarter PBT was up 45% to 227 million dollars, the highest Q1 level since 2008.  AM delivered 9% positive operating leverage, driving our cost-to-income ratio down 5 percentage points to 64%.

Performance fees increased by 56 million to 92 million, mainly driven by our Hedge Fund Businesses, partly offset by a reduction in Equities.

Net management fees were up 14%, as we benefited from the combination of higher market levels and continued strong net new run rate fees, which are in excess of 200 million over the last year.

We had inflows of 26 billion, driven by a positive contribution across all regions, channels, and asset classes, and invested assets rose to over 1.1 trillion.  AM’s separately managed accounts initiative with Global Wealth Management saw inflows of 8 billion in the quarter, or a total of 70 billion since the start of our program, and our SMA ranking rose from number 11 two years ago to number 4 in the US at year-end 2020.

Slide 14 – Investment Bank

The IB delivered PBT of 412 million, down 42%.  As Ralph mentioned, this includes a 774 million loss relating to a US-based prime brokerage client, which the IB was able to fully absorb and still report a 13% return on attributed equity.  It would have been a record PBT quarter without this event, with returns above 30%.

Global Markets revenues decreased by 27%.  The main driver was the prime brokerage loss.  Excluding that, we would have posted an 11% increase year-on-year, driven by higher equity derivatives and cash equities revenues.  This was partly offset by lower revenues from rates and foreign exchange products in the more normalized market conditions compared with the prior year, where we saw substantial volatility related to the COVID-19 pandemic.

Global Banking was up 48%, with a significant increase in Equity Capital Markets and, to a lesser extent, in Advisory.  The 174% increase in ECM was helped by record SPAC IPO issuances in the US market and an increase in follow-on issuance in APAC.

Operating expenses increased by 7%, largely driven by higher personnel expenses, mainly reflecting increased headcount and foreign currency translation effects.  On an FX-neutral basis, operating expenses for the IB were up 3%.

Slide 15 – Capital and leverage ratios

Our capital requirements remain unchanged at 9.66% and 3.375% for our CET1 capital and leverage ratios, respectively.  During the quarter, we increased our CET1 capital ratio to 14% and our CET1 leverage ratio to 3.89%.

We completed 1.1 billion of buybacks year-to-date and will resume repurchases shortly.

On that note, I would like to hand back to Ralph.

Ralph Hamers

Slide 16 – Purpose

Yes.  Thank you, Kirt.  So you just heard about our first quarter results, which continue our strong momentum from 2020.  It speaks to the solid position that we're in as we start on the next phase of our journey.

When I first joined UBS, I said that the first thing that we should do is to articulate our purpose and map out our strategic journey.  And in January, we walked you through some of that and some of the initial focus areas that I then kind of detected.  It's clear that we are in a unique position.  Our global scope and business model mean that we can take advantage of current trends and opportunities, and it all starts with purpose.  Our purpose.

Our purpose will unite all of UBS behind a common goal.  Our purpose will give us direction to our path forward.  It will help us build on our current strength.  It will support our momentum for growth.  I also think that purpose can help us guide in difficult and volatile situations.  When teams are united and aligned under one purpose and strategy, there's so much more that we can achieve.  So what is our purpose that will guide us going forward?

Reimagining the power of investing.  Connecting people for a better world.

Now -- and I'm sure you've heard from other players, a purpose is and will never be a slogan.  It's not something we're saying to make ourselves feel good, but it is something that will help us develop our business.  It's been designed to allow us to capture the opportunity that we see, to grow our already strong position.  It will guide us.  And if we do it well, it will guide people to us.

We'll reimagine by developing -- by the development of solutions that change how people look at finance and investing.  We’ll show that the power of investing can support one's life.  Whether it is by buying a house or growing a company, acquiring a company, seeking capital, supporting future financial goals.  That's the power of investing.

And we'll connect people both internally and externally to convene an ecosystem.  And we're truly unique at that, I think, at UBS.  To bring ideas and opportunities together to make a difference, to create value for our clients, but also for society at large.

And that's where helping to build a better world comes in.  By thinking sustainably and creating opportunities that reduce, rather than contribute to, inequalities.  And we have an ability to make real impact here.

Slide 17 – Shaping the industry’s path towards sustainability

Now sustainability is at the core of our purpose.

We have been one of the pioneering institutions in our industry when it comes to standardizing the topic of sustainability.  And we're not slowing down, quite the opposite.

Our clients want their investments to deliver both financial returns and have positive impact.  It's why our portfolio of sustainable finance products is one of the fastest-growing areas of this firm.  Our strategy is to focus on planet, people and partnership.

And last week, we announced our net zero ambitions for the group as well as our commitment to address wealth inequality by sharpening our philanthropy and employee engagement around topics like health and education, that are going at the root of fighting inequality.

We're also setting tougher environmental standards for ourselves, also for the parties that want to deal with us.  We're promising to deliver a detailed road map to net zero with science-based targets, setting ambitious targets for sustainability and helping clients transition to a low-carbon world.

And Suni Harford, Head of Asset Management, will be the Group Executive Board member sponsoring the lead firm-wide in sustainability.  Sustainability targets are also now part of each and every GEB member’s KPI set.  And all this, together with the things we're already doing, means that we'll be better positioned to grow our strong lead.

Slide 18 – Purpose

Now as I said, our purpose will guide us. It will guide in how we serve clients, for example.

And we've built a strategy around that, because our clients' expectations are changing.  They’re used to being part of a global network, being able to connect with others whenever from wherever.  They are used to being offered solutions before they even know they need them.  And they expect that from us, too.  And that's why we're also making a promise to our clients.

Today, we excel are delivering unique insights and analysis that informs how our clients invest for the future.  Our thought leadership is the core of what we do.  It's what we're known for.  It's why clients come to us.

However, we need to improve on how we deliver our ideas and content to our clients.  And we will consistently deliver a client experience where our products and services are as personalized as our client needs.  And they are as relevant, which basically means we don't offer solutions that don't suit their needs.  And they have to come on time, not too early and not too late.  And when they elect to go for the solution, we should be able to execute on that one intuitively and seamlessly.

That's what makes our client promise.  And I am convinced that we can differentiate ourselves from our peers on this one as well, just like our thought leadership.  We will show that we are firm that adapt to clients' lives rather than that we expect clients to adapt to how we organize.

So we have the purpose and we have the promise.  And the question is, what is the big picture?  What are we going for?  What is our vision?

We want to convene THE global ecosystem for investing.  Where it's easy for our clients to get connected with the people and ideas that can make their goals happen.  And right now, we're good at managing client relationships and providing solutions, but we're much bigger than one person or one solution.

When clients are able to access all of UBS through a single client interface, get a differentiated personalized experience, are connected to other areas of the firm as well as other people who have similar goals, that's when we are at our best.  That's what we can deliver.  And UBS has this unique opportunity to bring these people together in an ecosystem.

And we've already done that from our own organization perspective.  We have already, kind of, worked on our global capital markets activities for all.  We have created one global lending unit, and so that all of our clients can now have access to institutional services, that they have a broader and deeper expertise available to them.  And on the back of that, we saw the lending volume growing by $26 billion and transaction revenue increased by 20%.

So basically, through this, clients discover opportunities and realize these opportunities they didn't even know that existed.  We can build that network even if the solution does not come from us, but from a contributor to our network, a third party.  That's what we're trying to build.

Now if we want to be successful on that, we need to be clear as how we're doing this and how it connects to our purpose and vision and the virtuous circle they create.  And therefore, we have identified 5 strategic imperatives that will actually help us to take advantage of the client trends, the growth dynamics that we see, build on our strength and overcome challenges and create space for us to grow.

And they are the following.  The first one is all around being focused on clients, contributors to the ecosystem, and connections within the ecosystem.

The second one is about focusing where we can win, where can we truly make a difference.  Where are we so strong that we can benefit from the growth in that area and be a really good competitor.

The third one is about technology and moving from technology as an enabler to technology as a differentiator.

The fourth one is all about can we be more simple, can we be more efficient, and how can we use the resources that come available through this efficiency and simplification drive to support the growth in the areas that we can see, if  they make the returns that we want to make.

And the fifth one, very important, in any strategic program is culture.  Because as we know, culture eats strategy for breakfast.  Now I'll take you through all of these.

Slide 19 – Delivering the full power of investing to our clients

So the first one, clients, connections and contributors, and you see this slide here.

And you here you see basically the virtuous circle that I'm talking about.  This is the flywheel that we already have in motion, but that we can actually stir-up in speed.  So we accelerate our thought leadership and advice.  And through our client promise, we will continue to be the leading customized investment and financing solution provider to our wealth clients.

And you see that they're very satisfied with that, but we can do better.  And the more clients we get, the more liquidity comes through our system and the more scale can we build in the execution of all of that.  And that's where the Investment Bank benefits.  They have the liquidity, they can create the scale, and you know that liquidity attracts liquidity.  That in itself is already a virtuous circle.

And more liquidity and scale and execution attracts new players to the same ecosystem, who want to have access to those services and to our clients.  So with that, we can actually attract contributors to the system, but we have to ensure that we curate those contributors in a way to protect and guard the integrity and the quality of what we offer to our clients.

And all of that will generate profit that we can use to invest to grow and build on thought leadership and advice and grow our client base, and that's how the flywheel goes.  That's the idea.  That's what we want to keep putting in motion.

Slide 20 – Investing in our most attractive growth markets and segments

The second one is around focus.  And from a focus perspective, we have looked very closely at the underlying trends in wealth accumulation in the world.  And if you take that and you take a step back, you see basically the following trends.  You see the trend in the biggest wealth pools that are already there, which is the US and Asia Pacific.  They're already the biggest wealth pools, and they will grow the fastest as well.  And we are uniquely positioned to benefit from it.  So we'll have to focus on those.

But within those, there are some underlying trends that grow faster than others as well.  For example, entrepreneurial wealth is growing faster than any other wealth, or women-controlled wealth is growing 1.5 times faster than man-controlled wealth is a trend that we see and that we should work on.  ESG is a trend underlying as well that we should work on as well.

Private clients, basically, the client base that has up to 5 million dollars with us is a trend where we expect further growth and fast growth.  Those are the unique opportunities that we will focus on.  That's where you can expect our resources to go.

Slide 21 – Levelling up technology as a differentiator

The third one is about technology, and I'm sure you had expected this one to be part of our strategy going forward.  Because technology is ever so important.  What we've done really well here at UBS over the last couple of years is building a real sound base for technology, a real foundation.  But in that way, technology is still an enabler for us to do the business that we need to do.

But we see that our clients, just like yourself in day-to-day lives, they see their client experience, their experience improve through technology as well, not just the predictability of it, not the stability of it, not the availability of it, but the true experience of it.

Think about how you interact with Netflix, think about how you interact with Spotify, services you use every day.  And you do it without even thinking about it.  And you got a recommendation that you actually think is relevant to you and personalized.  And you click on it and it's right there.  You can listen to the music or you can watch that series.  Now if we can make our content available in that way, we can differentiate ourselves.  And clearly, the content has to be good.

So in our plan, we'll actually make technology the first step in how we deliver and improve client experience.  We'll digitalize what we can.  It will become more -- we have to become more agile in the way we work.  We'll have to deliver faster speed to market and will enable better maintenance of resources and manage resources more efficiently as well.

Now today, we announced two things. The first one is that, as part of all of this, in order to create a joint capability of products and operations, we are moving the Corporate Center operations into the business divisions.  That's step one.  That's a prerequisite to build capabilities that as a whole, can be available to our client base.  It is also a prerequisite to start working agile front to back, which is how we will look at our client journeys going forward.  I'll come back to that.

The second announcement that we made today in this field is that, if we truly want to see technology as a differentiator, we need to have a person on the Board that knows technology very well. And with that, you know, we're happy that Mike Dargan will be the Head of Chief Digital and Information Office.  And he will basically -- he will come to the Board and support the Board in making this work.

Slide 22 – Enabling growth by making UBS simpler and more efficient

That gets me to the next imperative, which is all about simplification and efficiency.

As I said, you know, by bringing the operations closer to our client-facing teams and the products, we'll break down the barriers to collaborate and be more effective there.  We’ll simplify decision-making, we’ll allow budgets to be planned in an integrated manner with the business areas.

Now in that way, it's very much in alignment with our fourth imperative here, which is simplification, but also efficiency.  This is where we'll streamline and standardize so that we can reinvest in our future with around $1 billion of cost savings per year by 2023.

How we will do that?  First, we'll take a closer look at the way our business has been set up.  We need to rethink our governance, the organizational structure to see how we best support some of the plans for the future.  How can we ensure that our employees can spend more time with our clients and less time internally with some of the processes that we have in place.

Second, we'll have to optimize our processes and everything we do, aiming to deliver a seamless client experience so that we can truly fulfill the promise that I was just talking about.  And we'll have to do that front-to-back, starting with the client understanding, into the product area, into the operational area, into technology, and creating these agile teams to improve continuously with small steps.

Now the third area of this imperative is all about the discipline that we need in order to ensure that if we have too many policies that we can join policies and that we can reduce some of the bureaucracy that comes with having many policies or legal entities.  If we don't use legal entities anymore or we can actually do the same activity from another legal entity, can we reduce the legal entities?

It's also about the discipline about cleaning up the product shelf, if products are not used anymore, or we don't have scale in a specific product anymore, or it is a product that is subject to new compliance requirements.  Then we better migrate clients to a next-best offering, reducing the number of products.  And actually, with that also reducing our legacy and with that, reducing compliance risk as well.  It's all about the discipline of that as well.

Slide 23 – Building on our strong culture to deliver as one firm

Now the last one, as I said, is all about culture. And we have a very strong culture here at UBS.  That is very, very omnipresent.  But we can build on that strong culture.

As I said, we are moving the business-aligned operations to the divisions so that we can actually build these product capabilities.  But these product capabilities should be available for each and every client segment.  So we have to be more client-centric, independent of the divisional structures, and we're also looking at the KPIs in order to support that.

We have to be faster to adapt, as I said, was already talking about.  Agile, so I covered that -- most of that.  Be more idea-oriented and embrace disruption.

And although we already have a strong, experienced, diligent and committed risk team, risk in the end has to come from all employees as risk managers.  And therefore, we have to be vigilant about the risk, the risks that are at the horizon that can be spotted in societal trends, that can be spotted in regulatory trends, but making sure that we're ahead of these trends and that we already adapt and adjust in order to reflect some of that coming at us.

Another area where we have to be more risk aware is in changing things, making sure that we do realize that with every change, there is a bit of an increase in risk.  Make the analysis and accept the mitigants before you actually make the change.  Making sure that we guard our control environment while we change.

And as a third one, and it has proven us really well again in this first quarter, is a part of our risk focus is and will be maintaining a balance sheet for all seasons.  So that our service to our clients is not interrupted by events.  That's important.

Slide 24 – Delivering on our Purpose

Now to close all of this, I'll remind you, the purpose, that's our true North Star.  It will drive future deliverables.  And you can see and you will see that we'll manage consistently after that purpose.

We're deepening our client relationships.  We'll grow them.  We're investing in attractive growth markets and focusing on those pools of wealth that are already large for scale, but they are also growing the fastest in the market, in the world, and also the underlying trends.

We'll focus on levelling up technology.  We'll focus on becoming more efficient, improving operating leverage.  And we'll enhance our strong culture as well as our accountability.  And we remain committed to deliver to you.

Slide 25 – Purpose

Now, I do realize that this is a strategic framework with a purpose, a vision, a client promise and five imperatives, and that you may still have questions as to “what do you do about this” and “do about that.” And I can tell you that with the strong momentum that we have and with the focus that we want to keep on our clients, we are not changing everything at the same time.  But we are developing plans for other areas as well.  And if and when these plans are finalized, we will come to you to update you on it.  And with our 2021 full year results, we'll provide a strategic update, including the financial targets.

Thank-you for this, and let's open the floor for questions.

Analyst Q&A (CEO and CFO)

Jeremy Sigee, Exane BNP Paribas
Morning, thank-you.  Two questions, please.  One is about Archegos and prime brokerage and kind of what it means going forward.  And the other is about the Corporate Center.

So the first one, I just wondered how you think about prime brokerage after this incident.  On the one hand, you could have an opportunity to take market share as Credit Suisse withdraws.  You could say this is our moment.  But on the other hand, I'm sensing that you're also viewing this with a bit more caution than before.  So I just wondered if you could sort of talk about how you balance those thoughts post Archegos for prime brokerage?

And then the second question was to just ask for a bit more detail on your plans for the Corporate Center, which sounds very promising.  What is allowing you to reduce the drag to $150 million a quarter this year?  Where do you see that drag next year?  And will you allocate all of it to the divisions so that in future, you'll be at sort of 0 in Corporate Center?

Ralph Hamers
Okay.  I'll take the first question and Kirt the second one.  So Jeremy, thanks.  As said, you know we're disappointed by what happened.  And we are seriously reviewing the relationships, both on the prime broker side as well as on the GFO side and the way we go about this business.  Having said that, we do see and do think that this was an unusual case, a pretty idiosyncratic and one that provided for a high risk given concentrated positions that the market was not fully aware of.  So to come from this one and then kind of come to a general conclusion around this business, I don't think it is wise for two reasons.  First, the prime brokerage business is strategic to us as it has been. It has been a good business to us.  It's important for our franchise.  And the prime brokerage capabilities are also crucial to build the relationships with some of the family offices.  But again, you know you'll have to look at it, client relationship by client relationship, situation by situation, transaction by transaction.  And that's the way we'll go about it.  Kirt?

Kirt Gardner
Yes. Thank you, Ralph.  Jeremy, just to address Group Functions in terms of where we are.  So, I guided that I expect us to be below $150 million and then continue to see that come down over the next couple of years, and clearly, have line of sight to get that nicely below $100 million in a couple of years, and then we'll see where we go beyond that.

What is allowing us to actually achieve that reduction?  Firstly, NCL is shrinking, and it's coming down considerably.  Secondly, if you look within the service side, we've largely built out most of our reg entities from a regulatory perspective.  We were holding those costs.  Thirdly, our DTA asset and its funding cost is lower than it was.  And then finally, we are finding ways just to improve our treasury efficiency.  And those will all be the drivers going forward to continue to bring that down.

Jeremy Sigee, Exane BNP Paribas
And do you plan to fully allocate it to the divisions?  So like some of the US banks, you'll have a 0 Corporate Center?

Kirt Gardner
Yes. I think our intent is, over time, to get that as close to 0 as possible when we fully sunset NCL.  I think there'll always be some pluses and minuses.  And then just as a reminder, there is some accounting noise and asymmetry that is always going to be absorbed that we want to keep away from the business divisions.

Jeremy Sigee, Exane BNP Paribas
Okay. Thank you very much.

Alastair Ryan, Bank of America
Thank-you, good morning.  So a little bit on Archegos, please. You say it's idiosyncratic, but UBS has been here before.  IB revenue is down 12%, costs up 7%.  Zurich writes the check when New York blows up.  And you know it's not clear from any of the risk disclosures that I've had, 50 pages in the annual report,  where I could have found this risk.  So UBS talks a lot about being low risk. It hopes to get a multiple for being a low-risk institution.  And $900 million is an extraordinary figure.  I mean it's higher than your credit losses for the whole of a very severe year.

Now for take Page 98 of the annual report, the risk management control principles, five principles, protection of financial strength, fine.  But it looks like this is on the wrong side of four of the others, all four of the others: protection of reputation; business management accountability, no mention of that; independent controls, no evidence; and risk disclosure, clearly not there.  So can you give us a sense of how serious this is?  What the consequences have been?  Why the market should look through $900 million from a single name? And it's only it is idiosyncratic because it's the only one that that blew up in the quarter.  I mean, it's intrinsic to the business.  And the risk management has been found wanting relative to some peers, although clearly not as bad as Credit Suisse. Thank you.

Ralph Hamers
Well, thank you, Alastair.  As I said, I can hear the disappointment in your speech before the question was asked.  And you know I understand you're disappointed.  We are disappointed as well.  And that's why we are doing a detailed review of the relationships, of the individual relationships, specifically on both sides, prime brokers or GFO relationships, as well as the processes, the risk management processes surrounding all of this.  And that's what we're currently doing.  So we are taking it seriously.  And you can expect it from us.

Having said that, if you look at the situation and look at the build-up of a highly concentrated position across many different players, it was idiosyncratic from the perspective that this was not a market event.  It was an event to a specific case with highly concentrated positions.  Now again, you know it should have been detected.  I understand that.  That's not the point that I'm trying to make.  But that's also why we're just as disappointed as you sound as well.  So thank you.

Magdalena Stoklosa, Morgan Stanley
Thank-you very much and good morning.  I've got 2 questions.  One, still about Archegos but from a slightly different perspective and another one on costs.  So as the reviews start and you know the kind of industry looks back at what went wrong, on the regulatory side, particularly in the US when you're having this conversation, what comes up from the perspective of the potential changes to the regulations, to the disclosure that may come through post this event?  And also, how has your conversation with kind of Swiss regulators about it kind of gone?  So that is my first question.

And my second question is really about the costs. And of course, costs also within the kind of strategic kind of update, have strategic kind of framework that you have just communicated.  And I'm going to kind of use Slide 8 as a little bit of a framework.  Because you know what, it kind of explains to us what happened in 1Q, and that's fine.  I never have an issue with kind of variable costs when they come with revenues.  But Ralph, when you look at the fixed cost base, so your cost base excluding the variable side, and when you think about kind of potential changes, particularly from a perspective of technology from the perspective of automation, simplification – do you think that medium term that cost base can actually be attacked in absolute terms; i.e., you know is there an argument to be made, that that cost base could actually go down, but also within the context, of course, of your revenue ambitions?  Thank you very much.

Ralph Hamers
Magdalena, thanks a lot for the questions.  So the first one, you know that we don't comment on our interactions with regulators.  But clearly, we are in daily contact with our regulators across the globe on these matters, big or small.  And so also on this one, I think the -- if I may summarize it in one word, it is a call for transparency.  On this one, that is the big learning and that we are basically looking at to either increase with our clients in a bilateral way or regulatory requirements could or should come in.

On your second point, I actually do think that if you would keep all things equal, there would be scope to reduce your cost, if you keep all things equal.  Having said that, as you know, we have a brand out there that can grow to an exclusive brand for Wealth and Asset Management that is already known for it, specifically in the markets that I mentioned.  And these markets provide for growth opportunities.  So if we were not to go after growth and we would only look at cost, then the programs that we have started to get to that $1 billion on an annual basis would actually be programs to -- that would decrease that cost base.  Again, if we wouldn't go after the opportunities that we see in the areas where we see the growth the fastest.

And again, this is not about, okay, we have the $1 billion.  If we can generate it as a savings, then let's spend it.  It is not about that.  Also on where we want to spend it and where we want to support the business, we will be really focused.  And that's why they come together in this presentation.  It is about -- we do see the opportunity to save costs, and we do see the opportunity in a very focused way to grow.  And again, if we feel that that growth does not make the returns that we demand, we will not spend it and we will not support that business.  So that is what you can rely on.

Magdalena Stoklosa, Morgan Stanley
Thanks very much.

Kian Abouhossein, JPMorgan
Yes.  First of all, thanks for taking my questions.  Two questions.  The first one, coming back to strategy.  It sounds like, Ralph, you're quite happy with the businesses and geographies that you operate in.  And I'm just wondering, can you talk a little bit, first of all, is there anything that you're unhappy with in terms of business, geographies, mix?  And in that context, any areas that you feel are subscale either on geography or on business that you need to review in the future more strategically?

And the second question is related to Archegos again.  I cannot understand fully that you're losing roughly the same amount as Morgan Stanley, which is claiming to be one of the top prime brokers.  Actually, I think they said they believe they were the #1 player.  And you must be relatively small in terms of underlying exposure, and it takes you into the second quarter to take all the hits and you have the same amount of losses against a smaller underlying exposure.  So can you explain that to me, because you're probably making the analysis against your peers?  And secondly, can you explain to me how much of PB business you have overall in terms of exposure?  How much of that is family office?  And lastly, why there was not a decision to unwind the positions by Friday; i.e., as for example, one of the peers has done, Goldman and Morgan Stanley, more or less were done on Friday or Sunday.

Ralph Hamers
Thanks, Kian. We're not disclosing the specific exposures on these subsegments. And I can't go into the event itself.  I can, though, tell you that we are a top-5 player in the prime broker business.  So it is not like we have come from a different position than some of our peers.  So that is not the kind of the comparison you can make.

Now back to your first question, I think there is always places where you are not sufficiently happy – regardless, by the way, of the geography or the business line or the capability that we are managing.  For starters, you know it may be very clear that also from this presentation that the Wealth and Asset Management businesses are really important businesses to us.  Having said that, there are certainly areas where we feel that we can't generate the scale, and that will lead to decisions like we took on Austria.  And some of the businesses that need more local scale, we will find difficult to really scale up and improve in profitability.  Certainly, if they are in geographies where the growth is also not coming through.  So that should give you a hint.

Then the other one is around, for example, the Investment Bank where we actually think that in terms of the capabilities that we need for that in order to build our Wealth business, we're kind of right-sized.  And clearly, you know we can always improve, but it is certainly a business that we want to manage in a very capital-efficient manner -- way, as you know, and needs improvement all the time, needs alignment all the time.  But that goes for all businesses as well.

So again, you know there will always be areas where we're not happy and where we need to improve.  So -- and we see scope for improvement across.  And scale will be a factor in all of our businesses, whether it is Wealth, in which we are globally the #1.  And we still have a scale challenges in some of the areas that we feel we can improve on.  And if not, then the asset is not strategic.  So it's all over the place.  And I really think you should never rest on your laurels even if the business is strategic.

Kian Abouhossein, JPMorgan
And may I just ask on regulatory impact on Archegos.  Should we think as some of your peers has done that there could be counterparty and op risk risk-weighted asset add-ons or capital add-ons in any form in relation to Archegos?  And just coming back one more question on Archegos.  Why would you lose the same amount of money as the player that claims to be #1 to Archegos in terms of underlying exposure?

Ralph Hamers
I can't comment and won't comment.  You have exposure, and you have collateral, and you have positions that may be different.  You may have margins that may have been different going into the situation.  So I can't really draw a comparison there.

On your first one regarding capital, clearly, we are discussing with regulators as I said.  I can't give you anything more.  I can just tell you that even in this quarter, we have further improved our capital situation to a CET1 of 14%, and that shows the strength and with that, also kind of the confidence that we have in being able to build and also to weather some of the challenges if they may come along.

Kirt Gardner
I would just add that there's been no such add-on at present.  But as Ralph said, we don't know what's to come.  And I would re-emphasize that our current capital requirement is 9.66%.

Kian Abouhossein, JPMorgan
Thank-you very much.

Nicolas Payen, Kepler Cheuvreux
Yes, good morning, thanks for taking my questions.  I have three.  The first one, a quick follow-up on capital requirements.  Beyond Archegos, do you -- can you update us perhaps on the risk-weighted assets, regulatory inflation that you expect for the next couple of years?

And the second one is really on your IT budget.  With insights of the COVID-19 crisis and in light of your new strategic framework, do you expect your IT budget to be revisited upwards, most probably?

And the last question is on sustainability, which seems to be a big focus now. In your discussions with clients, are they willing and ready to accept lower profitability for better sustainability in their mandate?  Thank-you very much.

Ralph Hamers
Could you repeat the last question, please?

Nicolas Payen, Kepler Cheuvreux
Yes.  On sustainability, when you discuss with clients about sustainable mandates, are they ready to accept a lower return on their investment for better fitted sustainable mandate, for instance?

Ralph Hamers
Okay.  So let’s start with the last one, to the extent -- it really depends on what they're looking for.  So some really go for impact in specific areas, and then they may actually accept a lower return.  Others want have a real good combination and we see that sustainable investing does not necessarily mean lower returns.  So from that perspective, it really depends on the client and the client wishes and the impact he or she wants to have through the investment portfolio.

Now on your second question on IT, Nicolas, honestly, there may be a bit of uptick.  Generally, we'll go with the 10 percent-ish rule of revenue that we look for on the IT side.  And I think that with that budget in dollars, there's a lot we can do.  And you should realize that we're going to manage our IT investments much more strict at the top level, on a quarterly basis.  So what we're going to put in place here is that each and every project that needs a change budget, whether it is IT change or business change as we call it, then we'll review that at the top level.  Then we crowd the ones out that don't make the right returns, not in comparison or in competition with somebody else or with some of the other ones.  And clearly, the compliance and the regulatory ones always go first.  Often, you can't really look at a return there.  But beyond that, everything that has to do with the business will have to meet return hurdles.  And with that, we will crowd out some of the projects that would otherwise receive budgets because we take it, we manage this beyond the business divisions.  That's also why Mike joins the GEB.  Then thirdly, on that one, we actually think that we can further improve in the productivity of our technology professionals and really levelling them up as we say it, and use that and bank the improvement of that productivity in order to do more.  So we're not planning a big budget increase in order to support some of this.  It is really about being very strict as to how you manage it, being -- managing it across the business divisions rather than within the business divisions in terms of the allocation, doing it on a quarterly basis and levelling up the technology from a professional perspective so that we can improve the productivity.

Kirt Gardner
Maybe, Nicolas, in terms of your first question.  We have around a residual $6 to $7 billion of increases due to reg model updates that we're making through the rest of this year before we absorb the full impact of Basel III finalization.  We've guided before, that that estimated impact is somewhere between $20 to $30 billion. We continue to refine that.  And that is, of course, given there's still some uncertainty around FRTB rules, in addition to a couple of areas where FINMA has discretion, we expect that discretion to be clarified as we go through the rest of this year.  And then finally, we still believe we have an opportunity to look to optimize so that we bring that impact down, and we'll update you as we have clarification on all of those points.

Nicolas Payen, Kepler Cheuvreux
Thank-you very much.

Tom Hallett, KBW
Morning guys.  Just a couple for me, really.  But could you just elaborate on the restructuring expenses to be taken in the second quarter and what that specifically relate to?  Because it sounds like you're reinvesting all those gross benefits there.  So there's no obvious benefit from the outlay on investing in the restructuring plan.

And then secondly, on strategy, I'm just curious as to why there's no financial targets disclosed or they won't be until the end of the year. Thank-you.

Ralph Hamers
I will answer the first [edit: second] one.  Clearly, if – we're doing well.  We have financial targets out there.  We are reviewing some of the activities still for which we need to update you.  And therefore, we have not concluded on everything.  And therefore, I don't think this is the moment to come out with new financial targets.  But we are working to comply and address and fulfill the targets as we have given, and we do expect to perform this year towards the more positive end of these ranges that we have given.  So that's what I can say.

Kirt Gardner
And Tom just on your first one, the restructuring of around $300 million, it's broad-based across the Group and across geographies.  Also, just to clarify, and you heard this from Ralph, very importantly, the $1 billion we indicated, we will only reinvest that if we actually see growth opportunities at more than hurdle.  Otherwise, that would be an opportunity to reduce our costs.  So just to be very, very clear about that.  And as we've guided before, the real intent is to maintain our costs around flattish, grow the top line and deliver positive operating leverage.

[inaudible]

Jon Peace, Credit Suisse
Yes, thank-you.  So just to follow on, firstly, on the comment on financial targets.  I mean should we expect a reform of some of the big Group targets like return on CET1, which maybe are not looking ambitious enough at the moment?  Or will it be a roll forward of some of the more divisional targets for pre-tax profit growth and buybacks, et cetera, or a combination?

And then my second question, please, is on the new measure of net new fee-earning assets.  How would that compare to net new assets over the last year or two?  When prospectively, would you expect it to be slightly higher because you're now including some of the dividend flows?

Kirt Gardner
Yes. Just in terms of the financial targets overall, it would be inappropriate for us to comment what they might be because we still have to go through the work.  And so meanwhile, as we've said, we keep our current targets intact for this year, and we intend to operate at the positive end of those targets.

In terms of fee-generating assets overall, just mathematically, what is excluded there are deposit flows and also other client inflows that really don't have an impact on our recurring revenue.  And principally, it includes large stock inflows.  And so in general, in most quarters, you'd actually see a higher net new money number than you would a fee-generating asset number.  But having said that, the composition is different.  And I'll just point out a fact.  For example, on a fee-generating asset basis, net new fee-generating assets, the Americas would have been positive over the last 5 quarters.  But that would not have been the case on a net new money basis.  And so you do see that there are some differences overall in terms of regional patterns and also the composition overall.

Jon Peace, Credit Suisse
Great, thank-you.

Andrew Coombs, Citigroup
Hello, good morning.  A couple of follow-ups on Archegos and the Investment Bank.  Firstly, I haven't seen anything, but perhaps you can confirm whether FINMA has opened enforcement proceedings?  Obviously, they have for Credit Suisse.  I haven't seen anything against yourselves, but perhaps you could confirm that?

Secondly, when you talk about risk management on the prime brokerage business in the future, can you just a bit more there about the steps you are taking?  Is that focused on the initial and variation margin?  Is it on the leverage amount on equity swaps?  Perhaps you could clarify a bit more there?

And then finally, you've retained your guidance of RWA and leverage exposure in the Investment Bank being around 33% of the Group.  Obviously, Credit Suisse has gone from an absolute target to a proportion of Group target and now back to an absolute cap target.  What are your expectations there?  Do you expect to maintain that 33% figure?  And if so, given that you are expecting the broader Group to grow, where do you see the asset growth coming from in Investment Banking? Thank-you.

Kirt Gardner
So in terms of your first question, there is no current enforcement proceedings from FINMA.  As we've already said though, we can't judge what they might likely do in the future.

In terms of your second question, overall, clearly, the key lessons learned from this particular event is all around concentration and specific overall exposure, synthetic concentration, combined with the lack of transparency.  So the changes overall and the learnings and what we will incorporate into and already are incorporating into some changes overall in our reg processes is specifically to address those topics.

In terms of our RWA and LRD guidance, the one-third of Group doesn't change.  And purposely, I won't indicate exactly where I would expect the Investment Bank to deploy that because they are very dynamic.  They will continue to deploy that in terms of where they see the opportunities in the market and where they can generate the best returns overall.  And, importantly, where they can best support our Wealth Management business.

Jernej Omahen, Goldman Sachs
Good morning from my side as well.  Thank-you for this comprehensive call.  I guess that what gets lost on calls like this is the bottom line result.  And I just want to say well done on a 14% stated return on tangible equity after all the various hits from your businesses.

Now this said, even I can't deviate from what seems to be the theme of this call.  Can I just ask one last question on the FINMA response.  You have confirmed that FINMA hasn't ordered any enforcement action so far. Can I just ask, has FINMA requested any risk-reducing measures at this point?  So that's a simple yes or no.

Then the second question I have, when it comes to this Archegos, was it carried within UBS as an institutional client in your Equities operation?  Or was it carried as part of your PWM operation; i.e., as a family office?

And then the last question I have is on US rates, which I suspect would be featured more prominently in normal times.  You've commented that the effect of lower US rates has been absorbed.  Can you just confirm what you think the sensitivity to higher US dollar bond yields is, and what is the time lag between bond yields moving higher and a higher reported revenue number?  Thank-you very much.

Kirt Gardner
So first of all, thank you for the first comment.  And I agree that, often, you lose context here and the fact is we did deliver a very strong quarter after absorbing the event that we're talking about.

Just in terms of the FINMA's overall response, there's been nothing that they've added on at all nor any request as of yet in terms of reducing our exposure, our positions across the Group.

In terms of the client itself, importantly, it was a prime brokerage client.  It was.  And I think you are aware, it was classified as a GFO, which also leads to some of the disclosure issue that all of us are struggling with.

And then finally, in terms of your US rates question, what we mentioned is we fully absorbed the impact quarter-on-quarter.  So there's no residual overall drag due to deposit margins related to US rates from the first into the second quarter.  Now I didn't quite get your -- the final part of the question, the fact that we've seen the longer end, we've seen the 10 year rise a little bit?

Jernej Omahen, Goldman Sachs
Yes. If the curve shifts higher, what do you think is the revenue sensitivity broadly and then what's the time lag?  When do you expect to see the impact in your numbers?

Kirt Gardner
You know naturally, we see immediate effect at the lower end of the curve.  And anything that's longer, out to 10 year, it takes longer for us to kind of work that through our overall replication portfolio, both the synthetic as well as the cash replication.  and so we certainly wouldn't see it.  And of course, I think while the long end has actually spiked up a bit, there's still a lot of uncertainty around inflation expectations and how rates will behave going forward.  But if we were to see an improvement and an increase in the shorter end, then that would immediately flow through.  And you've seen our guidance overall, 100 basis point parallel shift across the businesses would contribute $1.6 billion overall of net interest income.

Jernej Omahen, Goldman Sachs
Perfect, thank-you very much.  And well done again on the 14% ROE.

Adam Terelak, Mediobanca
Morning, thanks for taking the questions.  I wanted to follow up on capital return and the buyback.  Last quarter, you set a target or indicative target, how much you wanted to buy back during the quarter.  But we've got no such repeat today.  I noticed in your AGM documents that the $2 billion accrual actually relates to the 2020 distribution.  So I was wondering whether you have to run through that full $2 billion before you're really thinking about it being a 2021 distribution on the buyback?  And if so, why are we not discussing an extension of that billion a quarter run rate?

And then second, I wanted to go further into NII.  You've mentioned that the loan spreads were good again in the quarter.  I just want to understand how much lending revenues are you adding Q-on-Q?  And how far could we extrapolate that through the rest of the year?  You said NII clearly up into 2Q, but would you expect that again 3Q, 4Q and beyond?  And as such, is this now a time to think about NII growth from this billion a quarter run rate? Thank-you.

[technical issue]

Andrew Lim, Societe Generale
Hi, good morning, can you hear me?  Hello?

Operator
Mr. Lim, we can hear you.

Andrew Lim, Societe Generale
All right.  Okay.  I'll proceed with my questions.  I actually wanted to talk about the French tax evasion case.  So that hasn't yet concluded in the sense that we haven't had a fine, if any, determined.  We have to wait till September.  And it seems like we have to wait for the court to decide on the application of law.  And I guess that encompasses how we view any fine in relation to whether it's dependent on the tax assets shielded or the tax over is not paid.  I was just wondering on whether you could give your view on how the court is viewing this, and if there's any more specific timing in advance of September, when we might get more information on their decision here?  So that's the first question.

And then the second question is relating to your strategy.  I realize you spent a lot of a lot of time trying to outline what you're thinking here.  And we should spend some time thinking about your views on this matter.  You talked about being more agile and spending more time on risk management.  In some sense, this [inaudible] what we can analyze here numerically.  But it seems important in terms of light the potential cultural shift for the bank.  And I'm just wondering, Ralph, from your point of view, how big a cultural shift that entails for UBS in terms of like different businesses and the number of people involved and how do you think about how they interact with clients?

Kirt Gardner
First with Adam.

Ralph Hamers
Yes, the questions of Adam, and then I will take Andrew's questions that he just raised.  So Kirt, you finish. Yes. Okay.

Kirt Gardner
Adam, can -- are you back or in listening mode?  We didn't cut you off because we didn't like your questions. So in terms of capital returns, as we highlighted, we actually expect to be back repurchasing shares tomorrow.  You can track us weekly.  We will modulate the volumes just based on what we see in the market as we progress.  I would just note, if you look at our 14% current CET1 ratio, that would imply about a $3 billion buffer above the around 13% that we guide, plus there is a residual $900 million still in the reserve that we built up last year.

In terms of your question on NII, indeed, specifically, what you've been seeing is our lending NII growth has been helping to offset the overall headwinds from US dollar rates specifically.  I'll just mention, year-on-year, if you look at the increase in lending-related NII from a combination of volumes as well as margin, we saw $108 million in the quarter year-on-year increase.  The quarter-on-quarter impact was $21 million.  How that progresses going forward, of course, will continue to depend on the overall net new lending volume.  But certainly, the around $11 billion of net new loans in the first quarter will help us in the second quarter.

Ralph Hamers
Okay. Then to Andrew's questions, the first one on the French case.  Andrew, yes, so the way we read this, also in terms of the evidence that was provided, we have not seen any kind of argument there to change the provisioning and the level of which you know it is.  And we don't expect any further information before the court actually comes out with their decision.  So that's one.

And the second one on the cultural one and how to support agile.  I think that you know people think -- sometimes think that agile is some kind of a way to work in some kind of an anarchy or create a bit of chaos.  But agile is quite the opposite.  Agile is a very disciplined way of working, in which you keep things very clear, very disciplined with a multi-disciplinary team that works on two-week sprints, small teams, two-week sprints.  And every two weeks, you come to the decision as to whether progress has been made, progress has not been made, whether you want to continue, whether you don't want to continue.  It's a very strict way of management.

But within those, within a framework like that, there is a lot of empowerment to those teams as to doing the continuous improvement.  Now, as with the experience I've had before and what -- the experience that we have here as well, agile can work everywhere.  Also here.  But you have to introduce it over time.  And we have been working agile here in some areas already.  And with a lot of success.  We have been working agile in what we call hybrid pods in the Investment Bank.  And they're doing a really good job in developing new business opportunities, in disrupting some of the activities.  But also in the continuous improvement of some of our electronic platforms and UBS Neo.  So there is quite some experience with this.  But very specifically and more so within the Investment Bank than anywhere else.  And what we're doing is we're drawing on that experience and rolling it out and first piloting it in new areas, two or three areas, specifically now in the Swiss business and some more areas,  one in the Finance function and we have one in the Risk function as well.  And we'll draw on those experiences to see how we can further develop what we call then the UBS way of working before we introduce it to all and everyone.  So we'll take it step by step.

Andrew Lim, Societe Generale
That’s great, thanks a lot.

Anke Reingen, RBC
Thank-you very much for my questions, just two follow-up questions.  The first is on costs.  Thank-you very much for your guidance on the longer-term cost control.  Just for 2021, did I understand you correctly, you’re expecting an underlying increase excluding variable compensation and so on by 1%?  I just wonder what would be driving this?

And secondly, on your slides on strategy, I understand that’s pretty much you’re giving us an update with 2021.  But I just wanted to confirm when you talk about committed to delivering “higher returns”, do you refer to industry standards, or higher than you currently deliver, which you know, I mean, would be higher than the target?  Thank-you very much.

Kirt Gardner
Yes.  In terms of your question on costs, you did indeed hear us correctly.  We do expect around a 1% full year-on-year increase excluding variable comp, one-time items as – and also foreign currency translation effects.  And the reason for that versus the flattish that you've seen from us over the last couple of years is that we did come into the year with slightly higher run rate costs overall, because we have now postponed any layoffs for several quarters just in response, and also just to ensure that we were considerate of the pandemic.

On the strategy side, in terms of our overall return targets, I think what we're referring to is we do expect to deliver consistently high and sustainable returns.  And that's really our area of focus, above our overall cost of capital clearly.  Right now, that's captured within our 12% to 15% overall return on CET1 range and we said we intend to operate at the upper end of that.  And then we'll have any further update on targets, as we highlighted, as we go through the rest of our build-out of our overall strategy plans.

Anke Reingen, RBC
Okay. Thank you.

Stefan Stalmann, Autonomous
Hi.  Good morning, gentlemen.  Thanks for taking my questions.  I wanted to quickly follow up on Archegos with two aspects, please.  You have a $774 million pre-tax loss or revenue loss, sorry, and you have a $434 million net loss.  Is it fair to assume that you have actually made a – around $200 million variable compensation reduction in regards to Archegos to bridge this distance between the revenue hit and the net loss?

And also regarding Archegos, do you look at this more as a market risk event, or a credit risk or counterparty credit risk failure, or is it more of an operational issue in your point of view?

And also wanted to quickly follow up on the restructuring expenses to come in the second quarter.  Do I understand this correctly that this is essentially a legacy item related to matters that you wanted to take already for a couple of quarters, or has it anything to do with the $1 billion gross savings that you're targeting for 2023?  And if not, is there a restructuring or cost to achieve budget for these $1 billion additional cost savings, please?  Thank you.

Kirt Gardner
Yeah.  And in terms of Archegos, you are correct.  That's accounted for overall is a trading loss.  Well, actually, your first question first.  If you look at the 774 versus the 434, we're going to ask you to do a little bit of work, and you can reach your own conclusions.

Ralph Hamers
You know our tax rate…

Kirt Gardner
Yes.  There is a tax rate there as well, of course.  And just in terms of overall, we – it is accounted for as a trading loss.  We do view this as a market risk event, not an operating risk event and not a credit risk event overall.

In terms of your restructuring question, you can look at the $300 million as an initial start on the overall $1 billion.  There's a little bit of legacy there that we've incorporated into that, but it's really been packaged and it also reflects some of the work that we've already done to make an advance towards the $1 billion.  And naturally, the full $1 billion will have a cost to achieve, and as we progress through the delivery of the $1 billion, we'll give you transparency on what that – those costs are.

Stefan Stalmann, Autonomous
Okay. Thank you very much.

Amit Goel, Barclays
Hi.  Thank you.  Yes.  So, I've got a couple of follow-ups.  So one which is a clarification.  In terms of the alignment of Corporate Center costs to the business divisions, just on some of that, is that going to be a kind of a change in how you present the results with the reallocation?  Or is this something that will be done kind of internally but from an external reporting basis, there wouldn't be a change?

And then secondly, just on the broader strategy, so I guess as I understand it, you know the commentary, that the business is doing well, the IB is the right size.  You know clearly, there's some time until the full-year 2021 results so I just want to try and understand the other areas that you're focused on and how significant is the review that you're undertaking?  So just to get a sense of how much change or how much action we could anticipate at that point beyond some updated targets.  Thank you.

Ralph Hamers
So, I'll start with the second question.  So, the areas that we – that – clearly everything we review, and you should expect us to continue to review areas.  But you know we have indicated first that we see growth opportunities in the US and in China and Asia.  Plans for those are also under review and under discussion.  It's about further alignment of other activities in order to support the Wealth business.  So, also, if it comes to what is it that we exactly do across the firm, also in Investment Banking as to how can we further align some of these activities in order to support our way forward.  So that's where you can also kind of expect us to review.

And clearly, also here in Switzerland, we know that the performance, commercial performance is good but the financial performance continues to be under pressure because of the negative rate environment.  We will have to invest on one side into – in digital, in digital services.  The other side, it will have to reduce our cost also further. So those are a couple of areas.  I mean there will be more but – and we literally – and you should expect from us to review each and every area continuously anyway even if it is top strategic, it has to make the returns, it has to make the scale, it has to make a difference.

As I said, the second strategic imperative that's a very important one, which is that we should focus on where we have, as what I call, sustainable share, which basically means  – is the market attractive, is the market large enough, and can we differentiate ourselves in that market to make a – can we basically really make a difference in that market?  That's what we apply to every market and every capability.

Kirt Gardner
Yes, Amit, in terms of your first question.  You will see no difference in the presentation and from our disclosures.  I mean, right now, we're only disclosing one operating expense line, and of course those costs were already fully allocated to the business divisions.

Amit Goel, Barclays
Okay.  Got it.  So just to be clear then on that point, the $150 per quarter, so it wouldn't be a case that in the future – or that number going down to $100 million, that $100 would then be reported within the divisions, that would still be reported as a Corporate Center item?

Kirt Gardner
Yeah, that's correct.  In terms of the Group Functions, overall retained costs, there is no Operations cost per se that sits in that below negative $150 million.  The Operations costs related to all the business division activities are already fully allocated to the business divisions and are not retained.

Amit Goel, Barclays
Okay. So, there wouldn't be any changes, for example, within internal rewards metrics, et cetera, to employees, staff, et cetera, for – you know to reflect any change in the alignment of...

Kirt Gardner
Well the...

Amit Goel, Barclays
...Corporate Center cost?

Kirt Gardner
...shift is already – the 7,000 or so Operational headcount.  They were aligned with the business divisions but now they will report directly into the business.  And so, therefore, as Ralph outlined, it just gives the businesses a much better ability to look at the integrated overall solutions and capabilities they provide to their clients and to continue to optimize those.  That's really what's behind the intent.

Amit Goel, Barclays
Okay.  Got it.  So, it's more a revenue opportunity as opposed to a further cost saving opportunity?

Kirt Gardner
Well, I would say both a revenue...

Ralph Hamers
Both...

Kirt Gardner
...as well as a front to back efficiency opportunity.  So, we think that they're both opportunities.

Ralph Hamers
Yeah. Both...

Amit Goel, Barclays
Okay.

Ralph A.J.G. Hamers
...clearly both, Amit.

Amit Goel, Barclays
Okay. Thank you.

Patrick Lee, Santander
Hi.  Good morning.  Thanks for taking my questions.  I have one clarification, one on the prime brokerage, sorry, and one on the new KPI disclosure in Wealth Management.  Firstly, related to the prime brokerage losses, I wonder if you can help with my  understanding on this?  Because if I, let's say, take the $774 million loss as disclosed, is there some sort of a notional exposure to put that loss in perspective, for example, to get a sense of loss as a percentage of exposure, or is that not the right way to look at it?

And then also, how do we think about the risk/reward of this product?  Because, like, hypothetically if there wasn’t a market dislocation, what would have been the fee generated from this product or trade?  I guess I'm just trying to get a sense of the nature of the product that seems to have not very big upside in the good days, certainly a very substantial loss on the downside.

Secondly, relating to Wealth Management, thanks for the extra disclosure on invested asset, interesting to see how it splits between fee-generating versus others.  Is there some sort of interactions between solution, direct investment, and then the fee-generating assets?  Could the non-fee-generating be seen as a parking space for clients before you upsell other fee-generating products, effectively converting it from no fee to fee-generating sometime to the future?  Or should we think of the direct investment, by nature, a very different type of business?  And is there any geographical bias, whether it – I think you alluded to it earlier, whether the US, for example, is the vast majority of this non-fee-generating portion?  Thanks.

Kirt Gardner
Yes.  Patrick, in terms of your first question, the $774 million, as we mentioned, was overall an operating loss, and it includes two components.  One, it's just the overall net residual position from the default of the client, and then it's the overall loss related to the de-risking process.

In terms of your comment on KPI, you're exactly right.  If you look at the current overall client positions that we have in solutions and direct investments, that includes, for example, large overall single stock positions from wealthy entrepreneurs that would initially be booked within the solutions and direct investments.  But then subsequently, we might provide some leverage to that client, some advice they might diversify and invest.  Part of those investments might include investments into mandates or alternatives, which would then sit in fee-generating assets.  So it's not to -- and this is really critical, it's not to at all diminish the value of solutions and direct investments.  They on their own generate attractive transaction revenue, but they also result and they provide opportunity for us to provide the full benefit of our solutions to our clients.  And you do see quite a bit of interplay between solutions and direct investments and fee-generating assets.

Patrick Lee, Santander
But if I go back to the prime brokerage bit, I guess, from the outside, you are just saying that we can't really get a notional amount of just to size the risk is impossible to ascertain from the outside then?

Kirt Gardner
That’s correct.  And let me also just comment on one of the points that you mentioned is this has been a highly attractive business for us.  We have not seen a loss in this business since before the crisis, as we highlighted.  It is a very, very good returning business.  It's also one that's extremely strategic to serving our institutions as well as our Global Finance – GFO clients.  And so it is part of our franchise.  It's also a valuable part of our franchise.  It has been and it will be going forward.

Patrick Lee, Santander
Thank-you.

Piers Brown, HSBC
Yeah, good morning gents.  Most of my questions have been answered actually, but maybe just a couple of small clarifications.  On the expense guide for this year, I think you said the 1% was pre any potential investment spend for the strategy refresh.  So I wonder if you could just quantify what sort of margin above the 1% we should be thinking about for investment this year?

And secondly, on -- sorry, just going back to Archegos.  But you said you're reviewing relationships in prime broking, but it sounds like the overall strategy there you're sort of happy with.  Are there any relationships outside of prime broking outside of the Investment Bank, which might be impacted by this review?  And I'm thinking particularly family offices within the wealth business.  You've obviously had very strong loan growth in Wealth. Is there anything in terms of risk review, which might be impacted by what's happened in Prime this quarter?

Ralph Hamers
Yes.  Piers, on the second one, I can be very clear.  Yes, we are also reviewing the global family offices that we have exposure to, just to be sure.  And that you know the lessons learn that we have on this one, that we also apply those, and that we, on a relationship-by-relationship basis, we get a better sense for where we are.  The first one, I’ll give that to Kirt.

Kirt Gardner
Yes.  In terms of what I highlighted just regarding the possible investments and the execution of our strategy overall, the reason why I called that out is our intention, as Ralph said, is actually the saves we generate from the $1 billion, we'll certainly cover and offset the investments we intend to make.  But there could be some timing differences.  We might see a very, very attractive opportunity as we finalize all the diligence that we're currently doing in the different areas highlighted by Ralph.  We might decide that we actually think there's an investment that's really, really attractive that we want to make now.  And the saves that we generate from the billion to cover that may not materialize for a couple of quarters.  So it's really just to highlight those timing differences.  And again, we'll provide that transparency as we disclose that going forward.

Piers Brown, HSBC
That’s very clear, thanks very much.

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